                                                               EXHIBIT NO. 99(a)


================================================================================

                              SNB BANCSHARES, INC.
                      MANAGEMENT'S DISCUSSION AND ANALYSIS

================================================================================

SUMMARY

The following discussion reviews the results of operations and assesses the financial condition of SNB Bancshares, Inc. ("SNB") in Macon, Georgia. This discussion should be read in conjunction with the company's consolidated financial statements and accompanying notes. These financial statements and management's discussion and analysis include certain forward-looking statements that involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those in the forward-looking statements. Those factors include fluctuations in interest rates, inflation, government regulations, and economic conditions and competition in the geographic business areas in which SNB conducts its operations.

SNB is a one bank holding company organized at the direction of Security National Bank ("Bank") stockholders and management to hold 100% of the common stock of Security National Bank. At a Special Meeting of the Stockholders of the Bank on August 2, 1994, the stockholders of the Bank voted affirmatively for a Plan of Reorganization and Agreement of Merger pursuant to which the Bank became a wholly owned subsidiary of SNB. This reorganization was completed effective September 30, 1994. As a result of the reorganization, each outstanding share of $1.00 par value common stock of the Bank was converted into one share of $1.00 par value common stock of SNB. The functions of SNB as the parent holding company are limited in scope, so that the consolidated financial statements of SNB largely reflect the financial condition and operating results of its sole banking subsidiary. The Bank is a federally chartered commercial bank which commenced operations in Macon, Georgia on November 4, 1988. After the September 30, 1994 reorganization detailed above, the Bank has continued its normal operations as a subsidiary of SNB.

The following table illustrates selected key financial data of the company for the past five years.

TABLE 1
SELECTED FIVE YEAR FINANCIAL DATA
(Dollars in thousands, except per share data and number of shares)

                                                            Years Ended December 31,
                                     ---------------------------------------------------------------------------
                                           1997            1996            1995            1994           1993
                                     ---------------------------------------------------------------------------
INCOME STATEMENT DATA:
Net Interest Income                       $6,619          $5,596          $4,311         $3,526          $2,650
Provision for Loan Losses                    372             257             109            302             378
Other Income                               1,396           1,102             871          1,046             840
Other Expense                              5,055           4,112           3,121          2,782           2,334
Income Taxes                                 785             687             561            436             205
Extraordinary Items                            0               0               0              0               0
Cumulative Effect of
  Accounting Change                            0               0               0              0              53
Net Income                                 1,803           1,642           1,391          1,052             626

PER SHARE DATA: (a)
Earnings Per Common and
  Common Equivalent Share                  $0.73           $0.81           $0.80          $0.65           $0.39
Cash Dividends Paid                         0.19            0.18            0.16           0.13            0.07

RATIOS:
Return on Average Assets                    1.32%           1.40%           1.51%          1.50%           1.03%
Return on Average Equity                   11.41%          14.93%          18.16%         15.53%          10.12%
Dividend Payout Ratio (b)                  22.73%          19.09%          17.26%         19.01%          15.98%
Average Equity to Average Assets           11.61%           9.37%           8.31%          9.65%          10.13%

BALANCE SHEET DATA:
  (at year end)
Assets                                  $142,893        $134,085        $107,566        $78,156         $66,022
Investment Securities                     30,985          32,656          34,440         18,649          19,976
Loans, Net of Income                      98,925          86,247          64,400         52,277          41,064
Allowance for Loan Losses                  1,395           1,383           1,128          1,020             743
Deposits                                 121,941         113,032          92,969         67,209          56,876
Stockholders' Equity                      16,840          14,932           8,426          7,082           6,399
Shares Outstanding                     2,123,531       1,654,852         600,000        500,000         500,000

(a) Per share data for all periods has been retroactively restated for a 20% stock split on March 20, 1995, a 100% stock split on June 1, 1996, and a 25% stock split on September 25, 1997. All stock splits were effected in the form of dividends.
(b) Determined by dividing dividends declared by current year net income.

Consolidated total assets of $142.9 million at December 31, 1997 were up by $8.8 million, or 6.6%, over total assets at December 31, 1996. Total assets of $134.1 million at December 31, 1996 were up by $26.5 million, or 24.7%, over total consolidated assets at December 31, 1995. On average the balance sheet grew by 16.0% during 1997, 27.5% during 1996, 31.1% during 1995, and 15.0% during 1994.
These growth rates for the past several years are significantly higher than the economic growth statistics for the company's Macon-Bibb County market area. The strong growth trend demonstrates the company's capture of a larger percentage of the local financial services market due primarily to recent industry consolidations and restructuring efforts of the larger super regional banks in the area, particularly in the years 1995 and 1996. The following table presents condensed average balance sheets for the periods indicated, and the percentages of each of these categories to total average assets for each period.

TABLE 2
AVERAGE BALANCE SHEETS
(Amounts in 1000s)                                                        Years Ended December 31
                                             ------------------------------------------------------------------------------
                                                 1997            %          1996           %          1995             %
                                             ------------------------------------------------------------------------------
ASSETS:
Cash & Due From Banks                            $6,091          4.5%       $4,084         3.5%       $2,836           3.1%
Time Deposits-Other Banks                            20          0.0%            0         0.0%            0           0.0%
Federal Funds Sold                                3,127          2.3%        2,092         1.8%        3,057           3.3%
Taxable Investment Securities                    20,404         15.0%       22,435        19.1%       18,245          19.8%
Non-Taxable Inv. Securities                       9,878          7.3%        9,827         8.4%        7,699           8.4%
Market Adjustment-Securities                        (32)        -0.0%          (28)       -0.0%         (250)         -0.3%
Loans, Net of Interest                           91,893         67.5%       75,803        64.6%       57,933          62.9%
Allowance for Loan Losses                        (1,448)        -1.1%       (1,284)       -1.1%       (1,083)         -1.2%
Bank Premises & Equipment                         3,480          2.6%        2,612         2.2%        2,193           2.4%
Other Real Estate                                   417          0.3%          373         0.3%          284           0.3%
Other Assets                                      2,289          1.7%        1,454         1.2%        1,167           1.3%
                                             ------------------------------------------------------------------------------
 TOTAL ASSETS                                  $136,119        100.0%     $117,368       100.0%      $92,081         100.0%
                                             ==============================================================================

LIABILITIES & STOCKHOLDERS' EQUITY:
Deposits:
  Non-Interest Bearing                         $ 19,999         14.69%    $ 16,936        14.43%     $12,734          13.83%
  Interest Bearing                               95,723         70.32%      83,670        71.29%      67,254          73.04%
Federal Funds Purchased and
  Repurchase Agreements Sold                        486          0.36%         212         0.18%          58           0.06%
Demand Notes-US Treasury                            416          0.31%         431         0.37%         491           0.53%
Other Borrowed Money-FHLB                         1,550          1.14%       3,701         3.15%       2,871           3.12%
Obligations-Capital Leases                            0          0.00%           0         0.00%           2           0.00%
Other Liabilities                                 2,146          1.58%       1,417         1.21%       1,032           1.12%
                                             -------------------------------------------------------------------------------
  Total Liabilities                             120,320         88.39%     106,367        90.63%      84,442          91.70%
                                             -------------------------------------------------------------------------------
Common Stock                                      1,814          1.33%       1,363         1.16%         578           0.63%
Surplus                                           9,643          7.08%       6,226         5.30%       4,500           4.89%
Undivided Profits                                 4,341          3.19%       3,412         2.91%       2,561           2.78%
                                             -------------------------------------------------------------------------------
  Total Stockholders' Equity                     15,798         11.61%      11,001         9.37%       7,639           8.30%
                                             -------------------------------------------------------------------------------
  TOTAL LIABILITIES &
  STOCKHOLDERS' EQUITY                         $136,119        100.00%    $117,368       100.00%     $92,081         100.00%
                                             ===============================================================================

Loans

The Bank's loan portfolio constitutes the major interest earning asset of SNB. To analyze prospective loans, management assesses the company's objectives for both credit quality and interest rate pricing to determine whether to extend a loan and the appropriate rate of interest for each loan. The loan portfolio is concentrated in various commercial, real estate and consumer loans to individuals and entities located in central Georgia. Accordingly, the ultimate collectibility of the loans is largely dependent upon economic conditions in the central Georgia area. The local economy is generally stable.

Loans net of unearned income of $98.9 million and $86.2 million at December 31, 1997 and 1996 respectively, amounted to 69.2% and 64.3% of total assets, and 81.1% and 76.3% of deposits. The average yields generated by interest and fees from the loan portfolio amounted to 10.49% during 1997, 10.92% during 1996 and 11.02% during 1995. SNB's allowance for loan losses at December 31, 1997, 1996 and 1995 amounted to 1.41%, 1.60% and 1.75%, respectively, of outstanding net loans.

The following table presents the amount of loans outstanding by category, both in dollars and in percentages of the total portfolio, at the end of each of the past five years.

TABLE 3
LOANS BY TYPE
(In Thousands)                                                                    December 31
                                             -------------------------------------------------------------------------------
                                                      1997            1996            1995            1994           1993
                                             -------------------------------------------------------------------------------
Commercial, Financial
  and Agricultural                                   $21,454         $15,129         $11,331         $9,983          $9,853
Real Estate-Construction                               1,971           2,864           2,848          2,012           1,552
Real Estate-Mortgage
  Mortgage Loans Held for Sale                             0               0               0              0               0
  Other Mortgage                                      65,577          59,872          44,737         35,975          26,290
Loans to Individuals                                  10,069           8,557           5,670          4,473           3,488
                                             -------------------------------------------------------------------------------
  Total Loans                                         99,071          86,422          64,586         52,443          41,183
Unearned Income                                         (146)           (175)           (186)          (166)           (118)
                                             -------------------------------------------------------------------------------
  Total Net Loans                                    $98,925         $86,247         $64,400        $52,277         $41,065
                                             ===============================================================================

Percentage of Total Portfolio:
------------------------------
Commercial, Financial
  and Agricultural                                      21.7%           17.5%           17.6%          19.1%           24.0%
Real Estate-Construction                                 2.0%            3.3%            4.4%           3.9%            3.8%
Real Estate-Mortgage
  Mortgage Loans Held for Sale                           0.0%            0.0%            0.0%           0.0%            0.0%
  Other Mortgage                                        66.3%           69.5%           69.5%          68.7%           64.0%
Loans to Individuals                                    10.2%            9.9%            8.8%           8.6%            8.5%
                                             -------------------------------------------------------------------------------
  Total Loans                                          100.2%          100.2%          100.3%         100.3%          100.3%
Unearned Income                                         -0.2%           -0.2%           -0.3%          -0.3%           -0.3%
                                             -------------------------------------------------------------------------------
  Total Net Loans                                      100.0%          100.0%          100.0%         100.0%          100.0%
                                             ===============================================================================

The following table provides information on the maturity distribution of selected categories of the loan portfolio and certain interest sensitivity data as of December 31, 1997.

TABLE 4
LOAN MATURITY DISTRIBUTION AND INTEREST SENSITIVITY
(In Thousands)

                                                                                    December 31, 1997
                                                             ---------------------------------------------------------------
                                                                                Over One
                                                                   One            Year            Over
                                                                  Year           Through          Five
                                                                 Or Less       Five Years        Years           Total
                                                             ---------------------------------------------------------------
Selected loan categories:
  Commercial, financial and agricultural                         $15,018          $6,007           $429         $21,454
  Real estate-construction                                         1,754             217              0           1,971
                                                             ---------------------------------------------------------------
        Total                                                    $16,772          $6,224           $429         $23,425
                                                             ===============================================================

Loans shown above due after one year:
  Having predetermined interest rates                                                                            $4,191
  Having floating interest rates                                                                                  2,462
                                                                                                            ----------------
        Total                                                                                                    $6,653
                                                                                                            ================

Investment Securities

The investment securities portfolio is another major interest earning asset and consists of debt and equity securities categorized as either available for sale or held to maturity. These securities provide the company with a source of liquidity and a stable source of income. The investment portfolio provides a resource to help balance interest rate risk and credit risk related to the loan portfolio. Investments amounted to $31.0 million, or 21.7% of total assets at December 31, 1997, down from $32.7 million, or 24.4% of total assets at December 31, 1996. The decrease in investment portfolio size relative to the balance sheet reflects the deployment of a higher percentage of assets into the loan portfolio during 1997.

The average 1997 tax equivalent yield on the portfolio, excluding the impact of SFAS No. 115 market value adjustments for unrealized gains and losses on available for sale securities as discussed below, was 6.62%, compared to 6.44% in 1996 and 6.51% in 1995. The stability of the bond yields over this time frame indicates a reasonably stable interest rate environment in the bond markets. During 1997, the investment securities portfolio, excluding unrealized gains and losses, represented 24.2% of average earning assets and 22.2% of average total assets. During 1996, the portfolio averaged 29.3% of earning assets and 27.5% of total assets.

At December 31, 1997, the major portfolio components, based on amortized or accreted cost, included 11.4% in U. S. Treasury securities, 48.9% in U. S. agency obligations, 6.6% in mortgage backed securities, 31.2% in tax exempt state, county and municipal bonds and 1.9% in stocks of the Federal Reserve Bank and Federal Home Loan Bank. On December 31, 1997, the market value of the total bond portfolio as a percentage of the book value was 100.7%, up from 100.4% a year earlier. The bond markets have experienced relatively stable years during 1997 and 1996, causing little fluctuation in the market value of the portfolio. As of December 31, 1996, the entire investment securities portfolio had gross unrealized gains of $335,547 and gross unrealized losses of $105,223, for a net unrealized gain of $230,324. As of December 31, 1996, the portfolio had a net unrealized gain of $123,864. In accordance with SFAS No. 115, stockholders' equity included net unrealized gains of $69,955 and $16,083 recorded on the Available for Sale portfolio as of December 31, 1997 and 1996, respectively, net of deferred tax effects. No trading account has been established by SNB and none is anticipated.

In December, 1995, SNB exercised an option allowed by "Special Report - a Guide to Implementation of FASB No. 115, Accounting for Certain Investments in Debt and Equity Securities - Questions and Answers" to make a one time transfer of certain securities from the Held to Maturity portfolio to the Available for Sale portfolio. This transfer was made to add additional liquidity and flexibility to the portfolio to enable SNB to more effectively manage its interest rate risk position. The amortized cost of the investment securities transferred was $1.9 million.

The following table summarizes the Available for Sale and Held to Maturity investment securities portfolios as of December 31, 1997, 1996 and 1995. Available for Sale securities are shown at fair value, while Held to Maturity securities are shown at amortized or accreted cost.


     TABLE 5
     INVESTMENT SECURITIES
     (In Thousands)                                         December 31
                                               ------------------------------------
                                                  1997         1996        1995
                                               ------------------------------------
     Securities Available for Sale
     U. S. Treasury                                $3,565      $4,070       $5,070
     U. S. Government Agencies
        Mortgage-Backed                             2,048         414        1,166
        Other                                      14,536      15,834       15,754
     State, County & Municipal                      4,521       4,867        4,457
     Other Investments                                583         698          645
                                               ------------------------------------
                                                  $25,253     $25,883      $27,092
                                               ====================================
     Securities Held to Maturity
     U. S. Treasury                                    $0          $0         $497
     U. S. Government Agencies
        Mortgage-Backed                                 0          56          264
        Other                                         500       1,000        1,000
     State, County & Municipal                      5,232       5,717        5,587
     Other Investments                                  0           0            0
                                               ------------------------------------
                                                   $5,732      $6,773       $7,348
                                               ====================================
     Total Investment Securities
     U. S. Treasury                                $3,565      $4,070       $5,567
     U. S. Government Agencies
        Mortgage-Backed                             2,048         470        1,430
        Other                                      15,036      16,834       16,754
     State, County & Municipal                      9,753      10,584       10,044
     Other Investments                                583         698          645
                                               ------------------------------------
                                                  $30,985     $32,656      $34,440
                                               ====================================

The following table illustrates the contractual maturities and weighted average yields of investment securities held at December 31, 1997. Expected maturities will differ from contractual maturities because certain issuers have the right to call or prepay obligations with or without call or prepayment penalties. No prepayment assumptions have been estimated in the table. The weighted average yields are calculated on the basis of the amortized cost and effective yields of each security weighted for the scheduled maturity of each security. The yield on state, county and municipal securities is computed on a taxable equivalent basis using a statutory federal income tax rate of 34%.

TABLE 6
MATURITIES OF INVESTMENT SECURITIES AND AVERAGE YIELDS
(In Thousands)

                                                 Investment Securities                    Investment Securities
                                                    Held to Maturity                       Available for Sale
                                                    December 31, 1997                       December 31, 1997
                                     --------------------------------------------------------------------------------------
                                        Carrying        Average         Fair      Carrying         Average         Fair
                                          Value          Yield         Value        Value           Yield          Value
                                     --------------------------------------------------------------------------------------
U.S. Treasury:
  Within 1 Year                             $0            0.00%          $0             $0            0.00%            $0
  1 to 5 Years                               0            0.00%           0          3,515            6.39%         3,565
  5 to 10 Years                              0            0.00%           0              0            0.00%             0
  More Than 10 Years                         0            0.00%           0              0            0.00%             0
                                     -------------------------------------------------------------------------------------
                                            $0            0.00%          $0         $3,515            6.39%        $3,565
                                     -------------------------------------------------------------------------------------
Mortgage-Backed
Government Agencies:
  Within 1 Year                             $0            0.00%          $0             $0            0.00%            $0
  1 to 5 Years                               0            0.00%           0              0            0.00%             0
  5 to 10 Years                              0            0.00%           0            154           10.27%           165
  More Than 10 Years                         0            0.00%           0          1,882            5.24%         1,884
                                     -------------------------------------------------------------------------------------
                                            $0            0.00%          $0         $2,036            5.62%        $2,048
                                     -------------------------------------------------------------------------------------
Other U.S. Government
Agencies:
  Within 1 Year                           $500            5.44%        $500         $2,000            3.38%        $1,961
  1 to 5 Years                               0            0.00%           0         12,612            6.26%        12,575
  5 to 10 Years                              0            0.00%           0              0            0.00%             0
  More Than 10 Years                         0            0.00%           0              0            0.00%             0
                                     -------------------------------------------------------------------------------------
                                          $500            5.44%        $500        $14,612            5.86%       $14,536
                                     -------------------------------------------------------------------------------------
State, County and Municipal:
  Within 1 Year                         $1,070            8.35%      $1,078         $1,675            8.00%        $1,688
  1 to 5 Years                           2,346            7.60%       2,402            677            8.10%           697
  5 to 10 Years                          1,514            7.60%       1,569          1,643            8.69%         1,711
  More Than 10 Years                       302            7.71%         308            405            7.84%           425
                                     -------------------------------------------------------------------------------------
                                        $5,232            7.76%      $5,357         $4,400            8.26%        $4,521
                                     -------------------------------------------------------------------------------------
Other Investments:
  Within 1 Year                             $0            0.00%          $0             $0            0.00%            $0
  1 to 5 Years                               0            0.00%           0              0            0.00%             0
  5 to 10 Years                              0            0.00%           0              0            0.00%             0
  More Than 10 Years                         0            0.00%           0            583            7.01%           583
                                     -------------------------------------------------------------------------------------
                                            $0            0.00%          $0           $583            7.01%          $583
                                     -------------------------------------------------------------------------------------
Total Securities:
  Within 1 Year                         $1,570            7.43%      $1,578         $3,675            5.49%        $3,649
  1 to 5 Years                           2,346            7.60%       2,402         16,805            6.36%        16,837
  5 to 10 Years                          1,514            7.60%       1,569          1,797            8.83%         1,876
  More Than 10 Years                       302            7.71%         308          2,870            5.97%         2,892
                                     -------------------------------------------------------------------------------------
                                        $5,732            7.56%      $5,857        $25,147            6.36%       $25,253
                                     =====================================================================================

As of December 31, 1997, the company had no holdings of securities of a single issuer in which the aggregate book value and aggregate market value of the securities exceeded ten percent of stockholders' equity, with the exception of
U. S. Treasury and U. S. Government Agencies securities.

Other Assets

SNB holds additional earning assets in overnight Federal Funds Sold. These balances amounted to $0.3 million and $5.0 million as of December 31, 1997 and 1996, respectively. Balances in non-earning assets are comprised of cash and correspondent bank balances, fixed assets, income receivable on loans and investments and other miscellaneous assets. Management works to minimize non-earning asset balances in order to maximize profit potential.

Deposits

Deposits are the company's primary liability and funding source. Total deposits grew 7.9% from $113.0 million at December 31, 1996 to $121.9 million at December 31, 1997. Average deposits for the year 1997 were $115.7 million, up 15.0% from average deposits in 1996. During 1997, 17.3% of average deposits were held in non-interest bearing checking accounts, 26.2% were in low yield interest bearing transaction and savings accounts, and 56.5% were in time certificates with higher yields. Comparable average deposit mix percentages during 1996 were 16.8%, 25.5% and 57.7%, respectively.

The average cost of total deposits, including non-interest checking accounts, during 1997 was 4.12%, down from 4.29% in 1996 and 4.39% in 1995. The slight decrease in 1997 average deposits cost resulted from a continuing gradual shift to a more favorable mix in non-interest and low cost deposits, declines in the rates paid on interest checking and savings account balances, and the lower repricing of maturing certificates.

The Bank's total interest expense on deposits and borrowed funds as a percentage of average earning assets amounted to 3.94% during 1997, down from 4.18% during 1996 and 4.29% during 1995. The reduction in the average cost of funds during 1997 reflects the declining rates on interest checking and certificates of deposit, deposit mix improvements, and less reliance on more costly Federal Home Loan Bank borrowings. The mild reduction in overall cost of funds from 1995 to 1996 reflects lower rates on interest checking and savings deposits and deposit mix improvements.

The following table reflects average balances of deposit categories for 1997, 1996 and 1995.

      TABLE 7
AVERAGE DEPOSITS
(In Thousands)

                                                              Years Ended December 31
                                     ------------------------------------------------------------------------
                                          1997         %          1996           %          1995         %
                                     ------------------------------------------------------------------------
Non-Interest Bearing
  Demand Deposits                        $19,999      17.3%      $16,936        16.8%      $12,734     15.9%
Interest Bearing Demand Deposits           9,971       8.6%        8,727         8.7%        5,820      7.3%
Money Market Accounts                     16,060      13.9%       13,062        13.0%        8,041     10.1%
Savings Deposits                           4,300       3.7%        3,854         3.8%        3,733      4.7%
Time Deposits of $100,000 or More         17,001      14.7%       14,202        14.1%       11,719     14.7%
Other Time Deposits                       48,389      41.8%       43,825        43.6%       37,941     47.4%
                                     ------------------------------------------------------------------------
                                        $115,720     100.0%     $100,606       100.0%      $79,988    100.0%
                                     ========================================================================

The following table summarizes the maturities of time deposits of $100,000 or more as of December 31, 1997, 1996 and 1995. The company's large denomination time deposits are generally from customers within the local market area, therefore providing a greater degree of stability than is typically associated with this source of funds. The company holds no foreign deposits and has no brokered deposits.

TABLE 8
MATURITY DISTRIBUTION OF TIME DEPOSITS OF $100,000 OR MORE
(In Thousands)

As of December 31:                                   1997        1996      1995
                                                ----------------------------------
        3 Months or Less                             $4,721     $3,147     $4,467
        Over 3 Months through 6 Months                2,025      2,089      1,979
        Over 6 Months through 12 Months               4,049      4,325      4,098
        Over 12 Months                                5,205      3,962      5,307
                                                ----------------------------------
                                                    $16,000    $13,523    $15,851
                                                ===================================

Borrowed Money

Other interest bearing sources of funds at December 31, 1997 totaled $2.3 million, down from $4.1 million at December 31, 1996. Of the 1997 balance, $1.3 million consisted of various advance agreements from the Federal Home Loan Bank
(FHLB) under the fixed and principal reducing credit programs, only $0.1 million of which matures within the next twelve months. Demand Notes to the U. S. Treasury of $0.7 million represented accumulated federal tax deposit payments through the Treasury Department's note option program. Federal funds purchased and securities sold under agreements to repurchase amounted to $0.3 million. Reliance on other borrowed money as a funding source decreased on average from $4.3 million during 1996 to $2.5 million in 1997 due to early payoffs of some FHLB notes. The cost of non-deposit borrowed money components averaged 7.06% in 1997, up from 6.77% in 1996 and 6.37% in 1995, due to the higher cost of longer term FHLB notes.

Other interest bearing sources of funds at December 31, 1996 amounted to $4.1 million, down from $4.7 million at December 31, 1995. The 1996 balance consisted primarily of $3.6 million in FHLB notes, $1.6 million of which matured within the next year, and $0.5 million in Demand Notes to the U. S. Treasury.

Other Liabilities

Other liabilities of $1.8 million at December 31, 1997 and $2.0 million at December 31, 1996 consist of interest payable on deposits, federal income taxes payable and other accrued but unpaid expenses.

LIQUIDITY

SNB, primarily through the actions of the Bank, engages in liquidity management to insure adequate cash flow for deposit withdrawals and credit commitments. Needs are met through loan repayments, net interest and fee income, and the sale or maturity of existing assets. In addition, liquidity is continuously provided through the acquisition of new deposits or the renewal of maturing deposits. Management monitors deposit flow and evaluates alternate pricing structures to retain and grow deposits as needed. Through various asset / liability management strategies, a balance is maintained among goals of liquidity, safety and earnings potential. Balances held in cash and correspondent banks are reviewed daily to maximize the federal funds investment position. Internal policies which are consistent with regulatory liquidity guidelines are monitored and enforced by the Bank.

The investment portfolio provides a ready means to raise cash without loss if liquidity needs arise. At December 31, 1997, approximately $25.1 million in bonds, at amortized or accreted cost, were carried in the Available for Sale portfolio, and $3.7 million of these bonds mature within a one year period. Only marketable investment grade bonds are purchased. The Bank from time to time invests in short term CDs at other banks, and generally maintains a net sold position in overnight federal funds.

Management continually monitors the relationship of loans to deposits as it relates to the company's liquidity posture. The Bank had ratios of loans to deposits of 81.1%, 76.3% and 69.3% at December 31, 1997, 1996 and 1995,
respectively, which were considered by management to be satisfactory levels for liquidity purposes. The stability of the Bank's core deposit base is an important factor in the company's liquidity position. A heavy percentage of the Bank's deposit base is comprised of accounts of individuals and small businesses with comprehensive banking relationships and limited volatility. The Bank has no brokered deposits. Additionally, there are only minimal amounts of deposits of public and governmental entities which require a pledge of the Bank's assets. At December 31, 1997, the Bank had $16.0 million in certificates of deposit of $100,000 or more. Although this represents 13.1% of total deposits, the majority of these large CDs are stable deposits of local individuals and small businesses. Management works to avoid reliance on volatile deposits that might lead to liquidity pressures.

The parent company has an unsecured line of credit and the Bank has established borrowing lines for federal funds through correspondent banks. The parent company has a large excess cash position from new stock issued in 1996 and 1997. Borrowing capacity also exists through the Bank's membership in the Federal Home Loan Bank program. Management believes that the various funding sources discussed above are adequate to meet the liquidity needs of the Bank and SNB in the future without any material adverse impact on operating results.

CAPITAL RESOURCES AND DIVIDENDS

SNB has always placed great emphasis on maintaining a strong capital base and continues to exceed all minimum capital requirements. SNB's equity capital of $16.8 million at December 31, 1997 amounts to 11.8% of total assets, compared to 11.1% at December 31, 1996 and 7.8% at December 31, 1995. On average, the equity capital was 11.6% of assets during 1997, compared to 9.4% for 1996 and 8.3% for 1995. The significant increase in capital levels during 1996 and 1997 reflects an influx of over $5.6 million in proceeds over the past two years from the issuance of new stock in three different events. In September, 1996, SNB issued a stock offering for the sale of 340,700 new shares of the company's common stock, as adjusted for the 25% stock split effected as a dividend in September, 1997. The issue, which generated $3.6 million in new capital, was fully subscribed and successfully completed by February, 1997. At the beginning of 1996, SNB issued an additional 203,500 shares of its common stock, as adjusted for stock splits in June, 1996 and September, 1997, primarily to newly elected directors and executive officers of the company. This action produced $1.8 million in new capital. Finally, portions of outstanding stock warrants, issued to the company's founding directors and executive officers group upon the original formation of the Bank in 1988, were exercised in 1996 and 1997, producing another $0.3 million in capital. Management foresees the principal uses of the new capital to be (a) sustaining the capital adequacy of the Bank as it continues to grow at a steady pace, (b) expanding the Bank's presence in Macon and middle Georgia with more physical locations and improved delivery systems, (c) expansion into contiguous Houston County, and (d) possible acquisition of other financial institutions.

Additional outstanding stock warrants held by the company's organizing directors and executive officers are set to expire in November, 1998. It is anticipated that the exercise of the remaining 370,350 warrants as of December 31, 1997 at $3.333 per share, as adjusted for stock splits, will generate an additional $1.2 million in new capital for the company.

Regulators use a risk adjusted calculation to aid them in their determination of capital adequacy by weighting assets based on the degree of risk associated with on- and off-balance sheet assets. The majority of these risk weighted assets for the company are on-balance sheet assets in the form of loans. A small portion of risk weighted assets are considered off-balance sheet assets comprised of letters of credit and loan commitments. Capital is categorized as either core (Tier 1) capital or supplementary (Tier 2) capital. Tier 1 capital consists primarily of stockholders' equity minus any intangible assets, while Tier 2 capital can consist of the allowance for loan losses up to certain limits, certain short term and other preferred stock and certain debt instruments.

Current regulatory standards require bank holding companies to maintain a minimum risk based capital ratio of qualifying total capital to risk weighted assets of 8.0%, with at least 4.0% of the capital consisting of Tier 1 capital, and a Tier 1 leverage ratio of at least 4.0%. Additionally, the regulatory agencies define a well capitalized bank as one which has a leverage ratio of at least 5%, a Tier 1 capital ratio of at least 6%, and a total risk based capital ratio of at least 10%. SNB's capital ratios under these guidelines as of December 31, 1997 and 1996 are well above the levels for a well capitalized bank as shown in the following table.

TABLE 9
CAPITAL RATIOS (a)
(In Thousands)

As of December 31:                                                   1997        1996
                                                                -------------------------
  Tier 1 Capital:
    Stockholders' Equity                                            $14,827      $14,645
    Less Intangible Assets                                                0            0
                                                                -------------------------
        Total Tier 1 Capital                                         14,827       14,645
                                                                -------------------------
  Tier 2 Capital:
    Eligible Portion of Allowance for Loan Losses                     1,244        1,131
    Subordinated and Other Qualifying Debt                                0            0
                                                                -------------------------
        Total Tier 2 Capital                                          1,244        1,131
                                                                -------------------------

Total Risk Based Capital                                            $16,071      $15,776
                                                                =========================
Total Net Risk Weighted Assets                                      $99,417      $90,258
                                                                =========================

                                          Regulatory Requirement:
                                       -----------------------------
                                                          Well
                                          Minimum     Capitalized
                                          -------     -----------
Total Risk Based Capital Ratio                8.0%         10.00%     16.2%        17.5%
Tier 1 Capital Ratio                          4.0%          6.00%     14.9%        16.2%
Leverage Ratio                                4.0%          5.00%     11.7%        11.1%

(a) Risk based capital ratios for both years presented were prepared using risk based capital rules finalized in November, 1994, which exclude the impact of SFAS No. 115 "Accounting for Certain Investments in Debt and Equity Securities".

Cash dividends of $409,501, or $.19 per common share, were declared and paid during 1997, up from $313,550, or $.18 per common share, paid during 1996, and $240,000, or $.16 per share, in 1995. The ratios of cash dividends paid to net income for these years were 22.7%, 19.1% and 17.3%, respectively. No dividends were paid in years prior to 1992. Since the commencement of cash dividend payments in 1992, the SNB Board of Directors has consistently declared and paid dividends on a quarterly basis.

On March 20, 1995, SNB issued a 20% stock split effected in the form of a dividend. On June 1, 1996, a 100% stock split was issued and effected in the form of a dividend, and on September 25, 1997, a 25% stock split was issued and effected in the form of a dividend. Per share data for all periods presented has been retroactively restated to reflect the additional shares resulting from the stock splits.

Management is aware of no current recommendations by regulatory authorities which, if they were to be implemented, would have a material effect on the company's liquidity, capital resources or operations.

Expanded Coverage of Market Area

Bibb County:
As the Bank grows, it continues to add physical office locations to service its existing middle Georgia market. SNB is adequately capitalized to meet all anticipated capital expenditure needs. In July, 1997, to expand and improve its physical coverage of Macon, the Bank purchased a land lot at 4519 Hartley Bridge Road in southwest Macon. A new branch building will be constructed and opened in 1998 to serve a growing area of the market currently devoid of banking offices. The Bank purchased an existing facility and opened its fifth full service office at 3945 Pio Nono Avenue in south Macon in August, 1997. The Bank's existing Shurling Drive branch was relocated to a larger and more convenient major intersection at 614 Shurling Drive. In February, 1997, the Bank relocated its in-house data processing facility and operational support functions to a leased operations center on Riverside Drive near the Bank's main office. Platformation and other improvements to the Bank's internal information technology were made in 1997. During 1996, a remote ATM/night depository facility was established on Forsyth Road in northwest Macon. In October, 1996, the Bank converted its data processing software to a new advanced system. The additional fixed assets purchased during 1997 and 1996 were financed through the original equity base and retained earnings of the company with no external borrowing.

Houston County:
In October, 1997, the Bank made its first expansion move into neighboring Houston County to the south. Houston County is included in the same Macon-Warner Robins metropolitan statistical area as SNB's principal Bibb County market. The Warner Robins Air Force Base is the largest employer in the middle Georgia area and makes the two counties a common market. A mortgage loan production office was established in Warner Robins, Georgia under the management of a veteran mortgage originator from the area. In conjunction, the mortgage lending function has recently been strengthened in Bibb County as well. Bank management is currently seeking to locate land sites for one or more branches in Houston County to serve a market which is deemed to be a natural extension of the company's existing Bibb County territory.

Acquisition

On January 29, 1998, SNB entered into an Agreement and Plan of Merger with Crossroads Bancshares, Inc. ("Crossroads") in Perry, Georgia, pursuant to which Crossroads will be merged with and will become a wholly-owned subsidiary of SNB. Pending approval of stockholders and regulatory authorities, Crossroads stockholders will receive 2.9 shares of the common stock of SNB in a business combination accounted for as a pooling of interests. The completion of the transaction is anticipated by mid-year 1998. Crossroads operates three offices in Houston County - one in Perry, Georgia and two in Warner Robins, Georgia. At December 31, 1997 Crossroads had total assets of $74 million, deposits of $67 million, and stockholders' equity of $6 million. The merger will allow SNB to establish an immediate presence in its primary targeted market for expansion. Since the merger will be accomplished through a stock swap, SNB's capital ratios will remain well above industry standards after the combination is completed.

RESULTS OF OPERATIONS FOR THE YEARS
ENDED DECEMBER 31, 1997, 1996 AND 1995

SNB's net income was $1,802,936, $1,642,274, and $1,390,795 for 1997, 1996 and
1995, respectively. Diluted earnings per share amounted to $0.73 in 1997, $0.81 in 1996, and $0.80 in 1995. Per share data for all periods have been retroactively restated for stock splits effected as dividends as follows: a 20% stock split on March 20, 1995, a 100% stock split on June 1, 1996, and a 25% stock split on September 25, 1997. The company's return on average assets amounted to 1.32% for 1997, 1.40% for 1996, and 1.51% for 1995. The return on average equity was 11.41%, 14.93%, and 18.16%, respectively.

The mild declining trend in earnings per share and profitability ratios results from several factors. First, the company has seen an influx of new capital in the past two years. The issuance of additional stock and the exercise of a portion of outstanding founders' warrants in 1996 and 1997 generated $5,646,672 in new equity and 623,531 new outstanding shares, after split adjustments. As of December 31, 1997, an additional 370,350 warrant shares remained to be issued, which will generate $1,234,500 in additional capital during 1998. The company's current equity strength will allow for substantial future growth and expansion without concern for raising additional capital.

Second, expansion of SNB's physical branch network in the past two years has added significantly to overhead as discussed below. Offices opened in 1996 and 1997 have not yet reached an optimum size in deposits and loans to cover fixed costs and contribute significantly to earnings. These branches should trend toward profitability as more seasoned growth is realized at the newer offices in the future.

Third, management has taken steps to grow internal support systems which can accommodate a larger organization in the future. Recent expenditures on technology include new mainframe software for the Bank's internal data processing system, check imaging and platformation, and a separate operations and processing center. The company's data processing facility can now support a multi-bank environment with minimal additional costs. Similar steps have been taken to strengthen staff in commercial lending, mortgage lending, credit administration, personnel and operations.

Fourth, the expense provision for loan losses has been increased steadily over the past three years to ensure an adequate loan loss reserve balance in the face of strong loan growth, and to cover higher 1997 net charge offs taken to purge several weaker portfolio credits.

Management envisions future deployment of excess capital (a) to sustain the capital adequacy of the lead bank as it continues to gain Bibb County market share, (b) to expand through acquisitions in targeted Georgia markets, (c) to complete the expansion of physical locations and delivery systems in existing markets, and (d) to enhance corporate infrastructure support systems to prepare for SNB's new multi-bank holding company environment.

Net Interest Income

Net interest income (the difference between the interest earned on assets and the interest paid on deposits and liabilities) is the principal source of earnings for the company. SNB's average net interest rate margin, on a taxable equivalent basis, has been strong by industry standards at 5.50% in 1997, 5.32% in 1996 and 5.20% in 1995. Net interest income before tax equivalency adjustments in 1996 amounted to $6,618,798, up 18.3% from $5,596,294 in 1996.
The 1996 net interest income total was up 29.8% from $4,310,577 recorded in 1995. The following table presents interest income and interest expense for the past three years. Interest income shown in the table has been adjusted to reflect taxable equivalent adjustments to tax-exempt securities income, thereby presenting interest income as if it was fully taxable, using SNB's incremental statutory corporate federal income tax rate of 34%.

TABLE 10
NET INTEREST INCOME


(In Thousands)                                            Years Ended December 31
                                             -----------------------------------------------
                                                  1997            1996           1995
                                             -----------------------------------------------
Interest Income                                      $11,560        $10,204          $8,041
Taxable Equivalent Adjustment                            269            264             210
                                             -----------------------------------------------
Interest Income (1)                                   11,829         10,468           8,251
Interest Expense                                       4,941          4,608           3,731
                                             -----------------------------------------------
Net Interest Income (1)                               $6,888         $5,860          $4,520
                                             ===============================================

The resulting average net interest rate margins during the years 1997, 1996 and 1995 were as follows:

                                                   1997           1996            1995
                                             --------------------------------------------
For the Years Ended December 31:                  (As a % of Average Earning Assets)
                                             --------------------------------------------
              Interest Income (1)                  9.44%          9.50%           9.49%
              Interest Expense                     3.94%          4.18%           4.29%
                                             --------------------------------------------
              Net Interest Rate Margin (1)         5.50%          5.32%           5.20%
                                             ============================================

(1) Reflects taxable equivalent adjustments using the statutory federal income tax rate of 34% in adjusting interest on tax exempt securities to a fully taxable basis.

Tax equivalent net interest income increased by $1,028,000 from 1996 to 1997. This significant increase in absolute dollars of margin in 1997 was driven by strong balance sheet growth. The average margin yield improved by 18 basis points, from 5.32% in 1996 to 5.50% in 1997. Due to the stability of the interest rate environment over the two year period, the margin improvement was not rate driven, but instead can be attributed to volume growth and changes in the balance sheet mix. Average interest earning assets rose by 13.8% in 1997 over 1996. A build up of average balances in the higher yielding loan portfolio and a decline in the lower yielding bond portfolio produced a more profitable mix during 1996. Loans represented 67.5% of the average balance sheet in 1997, up from 64.6% in 1996. Investment securities and federal funds sold, on the other hand, were 24.6% of average 1997 assets, down from 29.3% during 1996. The overall yield on average interest earnings assets, on a taxable equivalent basis, have held steady for the past three years at 9.44% in 1997, 9.50% in 1996 and 9.49% in 1995.

At the same time, the overall average cost of interest bearing liabilities has fallen as follows: 5.03% in 1997, 5.24% in 1996 and 5.28% in 1995. The mix of deposits has improved steadily in 1996 and 1997. The relative percentages of demand and low cost transaction accounts have increased. This is attributed to aggressive marketing in a period of flux for area super regional competition, growing consumer business due to the convenience of a larger branch network, and increases in business deposit relationships from larger commercial credit lines. Rates paid on interest bearing checking and savings accounts have trended downward over the periods. Reliance on certificates of deposits has fallen as evidenced by decreases in the relative percentage mix. At the same time, average CD rates have fallen as more costly promotional CDs from earlier years have repriced at lower rates upon maturity.

Similar patterns are evident when comparing 1996 margin results to 1995. Tax equivalent net interest income increased by $1,340,000 from 1995 to 1996. The increase is attributed to significant balance sheet growth and improvements in balance sheet mix. The average margin yield improved by 12 basis points, from 5.20% in 1995 to 5.32% in 1996. Average interest earning assets rose by 26.7% in 1996 over 1995. Loans became a more dominant asset, representing 64.6% of the average balance sheet in 1996, up from 62.9% in 1995. Lower yielding investment securities and federal funds sold dropped to 29.3% of average 1996 assets, down from 31.5% during 1995.

The mix of deposits improved during 1996 as well. The costlier certificates of deposit (including CDs of $100,000 or more and IRA CDs), totaled 57.7% of average 1996 deposits, down from 62.1% in 1995. The average balances in low cost core deposits (checking, interest bearing checking, savings and money market accounts) improved from 38.0% in 1995 to 42.3% in 1996. A marketing campaign in early 1996 to increase checkable deposits and a strategic decision to place less reliance on jumbo CDs are reasons for the more profitable deposit mix in 1996 versus 1995.

The following table summarizes average balance sheets, interest and yield information on a taxable equivalent basis for the years ended December 31, 1997, 1996 and 1995.

TABLE 11
AVERAGE BALANCE SHEETS, INTEREST AND YIELDS
(Tax equivalent basis, in thousands)

                                                             1997                               1996
                                                 -----------------------------   -----------------------------------
                                                  Average              Yield/        Average              Yield/
                                                  Balance   Interest    Rate         Balance   Interest    Rate
                                                -----------------------------    -----------------------------------
ASSETS:
Loans, net of unearned income: (a) (b)
  Taxable                                        $91,893       9,641   10.49%     $75,806      8,277      10.92%
  Tax exempt (c)                                       0           0    0.00            0          0       0.00
                                                ---------------------            --------------------
      Net loans                                   91,893       9,641   10.49       75,806      8,277      10.92
                                                ---------------------            --------------------
Investment securities: (d)
  Taxable                                         20,404       1,214    5.95       22,434      1,302       5.81
  Tax exempt (c)                                   9,878         791    8.01        9,827        776       7.89
                                                ---------------------            --------------------
      Total investment securities                 30,282       2,005    6.62       32,261      2,078       6.44
                                                ---------------------            --------------------
Interest earning deposits                             20           1    5.60            0          0       0.00
Federal funds sold                                 3,127         182    5.81        2,092        112       5.37
                                                ---------------------            --------------------

Total interest earning assets                    125,322      11,829    9.44      110,159     10,468       9.50
                                                            -----------------                -------------------
Non-earning assets                                10,797                            7,209
                                                ---------                        ---------

Total assets                                    $136,119                         $117,368
                                                =========                        ========

LIABILITIES AND
  STOCKHOLDERS' EQUITY:
Interest bearing demand deposits                  $9,971         137    1.38       $8,727        163       1.87
Money market accounts                             16,060         653    4.06       13,062        505       3.87
Savings deposits                                   4,300          95    2.22        3,854         86       2.24
Time deposits of $100,000 or more                 17,001       1,025    6.03       14,202        887       6.24
Other time deposits                               48,389       2,857    5.90       43,825      2,672       6.10
Federal funds purchased and
   repurchase agreements sold                        486          24    4.98          212         13       6.13
Demand note U.S. Treasury                            415          25    5.99          431         24       5.56
Other borrowed money-FHLB                          1,550         124    8.02        3,701        257       6.95
Capital leases & mortgage debt                         0           0    0.00            0          0       0.00
                                                 ---------------------           -----------------------
Total interest bearing liabilities                98,175       4,941    5.03       88,014      4,608       5.24
                                                 -----------------------------   --------------------------------

Non-int. bearing demand deposits                  19,999                           16,936
Other liabilities                                  2,146                            1,417

Stockholders' equity                              15,798                           11,001
                                                 --------                        ---------
Total liabilities and
  stockholders' equity                          $136,119                         $117,368
                                                 ========                        =========
Interest rate spread                                                    4.41%                              4.27%
                                                                      ========                          ==========
Net interest income                                            6,888                           5,860
                                                            =========                        ========
Net interest margin                                                     5.50%                              5.32%
                                                                      ========                          =========

                                                                   1995
                                                ------------------------------------------
                                                   Average                     Yield/
                                                   Balance      Interest        Rate
                                                ------------------------------------------
ASSETS:
Loans, net of unearned income: (a) (b)
  Taxable                                          $57,933         6,383            11.02%
  Tax exempt (c)                                         0             0             0.00
                                                -----------------------------
      Net loans                                     57,933         6,383            11.02
                                                -----------------------------
Investment securities: (d)
  Taxable                                           18,244         1,069             5.86
  Tax exempt (c)                                     7,699           619             8.04
                                                -----------------------------
      Total investment securities                   25,943         1,688             6.51
                                                -----------------------------
Interest earning deposits                                0             0             0.00
Federal funds sold                                   3,057           180             5.89
                                                -----------------------------
Total interest earning assets                       86,933         8,251             9.49
                                                                  ------------------------
Non-earning assets                                   5,148
                                                ----------
Total assets                                       $92,081
                                                ==========

LIABILITIES AND
  STOCKHOLDERS' EQUITY:
Interest bearing demand deposits                    $5,820           135             2.32
Money market accounts                                8,041           265             3.30
Savings deposits                                     3,733            96             2.56
Time deposits of $100,000 or more                   11,719           726             6.20
Other time deposits                                 37,941         2,291             6.04
Federal funds purchased and
   repurchase agreements sold                           58             4             6.38
Demand note U.S. Treasury                              489            27             5.42
Other borrowed money-FHLB                            2,871           187             6.53
Capital leases & mortgage debt                           2             0             3.86
                                                ----------------------------
Total interest bearing liabilities                  70,674         3,731             5.28
                                                ------------------------------------------

Non-int. bearing demand deposits                    12,734
Other liabilities                                    1,033

Stockholders' equity                                 7,640
                                                --------------
Total liabilities and
  stockholders' equity                             $92,081
                                                ==============

Interest rate spread                                                                 4.21%
                                                                                ==============
Net interest income                                                4,520
                                                               ==============
Net interest margin                                                                  5.20%
                                                                                ==============


Notes to Table of Average Balance Sheets, Interest and Yields:
-------------------------------------------------------------

(a) Interest income includes loan fees as follows (in thousands): 1997-$485, 1996-$585, and 1995-$383.
(b) Average loans are shown net of unearned income.
Nonaccrual loans are included.
(c) Reflects taxable equivalent adjustments using the statutory income tax rate of 34% in adjusting interest on tax exempt investment securities to a fully taxable basis. The taxable equivalent adjustment included in the table above amounts to $269 for 1997, $264 for 1996, and $210 for 1995. (In thousands).
(d) Investment securities are stated at amortized or accreted cost.

    The following table provides a detailed analysis of the changes in interest income and interest expense due to changes in rate and volume for the year 1997 compared to the year 1996 and the year 1996 compared to the year 1995.


TABLE 12                                 -------------------------------------------------------------------------------------------

RATE / VOLUME ANALYSIS                                 1997 Compared to 1996                          1996 Compared to 1995
(In thousands)                           ------------------------------------------------------------------------------------------
                                                         Change Due To (a)                              Change Due To (a)
                                         ------------------------------------------------------------------------------------------
                                                                                Net                                          Net
                                              Volume            Rate           Change        Volume            Rate         Change
                                         ------------------------------------------------------------------------------------------
INTEREST EARNED ON:
Taxable loans, net                            $1,756            (392)          1,364          1,969             (75)         1,894
Tax exempt loans (b)                               0               0               0              0               0              0
Taxable investment securities                   (118)             29             (88)           245             (11)           234
Tax exempt investment securities (b)               4              11              15            171             (14)           157
Interest earning deposits                          0               1               1              0               0              0
Federal funds sold                                56              14              70            (57)            (11)           (68)
                                         ------------------------------------------------------------------------------------------

  Total interest income                        1,698            (337)          1,361          2,328            (111)         2,217
                                         ------------------------------------------------------------------------------------------

INTEREST PAID ON:
Interest bearing demand deposits                  23             (49)            (26)            67             (39)            28
Money market accounts                            116              32             148            166              74            240
Savings deposits                                  10              (1)              9              3             (13)           (10)
Time deposits of $100,000 or more                175             (36)            138            154               7            161
Other time deposits                              278             (93)            185            355              26            381
Federal funds purchased                           17              (6)             11             10              (1)             9
Demand note U.S. Treasury                         (1)              2               1             (3)              1             (2)
Other borrowed money-FHLB                       (150)             16            (134)            54              16             70
Capital leases & mortgage debt                     0               0               0             (0)              0             (0)
                                         ------------------------------------------------------------------------------------------

  Total interest expense                         469            (136)            333            806              71            877
                                         ------------------------------------------------------------------------------------------

  Net interest income                          1,229            (201)          1,028          1,522            (182)         1,340
                                         ==========================================================================================

    (a) The change in interest due to both rate and volume has been allocated to the rate component.

    (b) Reflects taxable equivalent adjustments using the statutory federal income tax rate of 34% in adjusting interest on tax exempt investment securities to a fully taxable basis.

    Interest Rate Risk Management

    The management of interest rate risk is the primary goal of SNB's asset/liability management function. SNB attempts to achieve consistent growth in net interest income while limiting volatility from changes in interest rates. Management seeks to accomplish this goal by balancing the maturity and repricing characteristics of various assets and liabilities. The company's asset/liability mix is sufficiently balanced so that the effect on net interest income of interest rate moves in either direction is not expected to be significant over time.

    The principal tool used by SNB to measure its interest rate sensitivity is a cumulative gap analysis model which seeks to measure the repricing differentials, or gap, between rate sensitive assets and liabilities over various time horizons. Additionally, simulation modeling is used to estimate the impact on net interest income of overall repricing at various levels of increase or decrease in current market interest rates over a range of plus or minus 300 basis points. At December 31, 1997, the company estimates through simulation modeling that net interest income would decrease by $54,000 if interest rates rose by 300 basis points, and increase by $54,000 if interest rates fall by 300 basis points.

The gap analysis models are normally prepared quarterly by management and are reviewed at each meeting of the company's asset/liability management committee. The following table reflects the gap positions of SNB's consolidated balance sheet as of December 31, 1997 and 1996 at various repricing intervals. This gap analysis indicates that SNB was moderately liability sensitive over a one year time horizon at both December 31, 1997 and 1996, with cumulative one year gaps of (5.8%) and (4.3%), respectively. The projected deposit repricing volumes reflect adjustments based on management's assumptions of the expected rate sensitivity to current market rates for core deposits without contractual maturity (i.e., interest bearing checking, savings and money market accounts). Management believes that these adjustments allow for a more accurate profile of SNB's interest rate risk position. Management is of the opinion that the current degree of interest rate risk is acceptable and within policy parameters.


TABLE 13
INTEREST RATE SENSITIVITY                                         December 31, 1997
(In Thousands)                                 -----------------------------------------------------------
                                                                   Over 3       Over 1 year
                                                 0 up to 3        up to 12        up to           Over 5
Amounts maturing or repricing:                     months          months        5 years           years
------------------------------                 -----------------------------------------------------------
Investment securities (a)                           $3,649          $3,002        $17,666          $6,563
Loans, net of unearned income                       33,192          10,839         44,817           9,503
Other earning assets                                   283               0              0               0
                                               -----------------------------------------------------------
   Interest sensitive assets                        37,124          13,841         62,483          16,066
                                               -----------------------------------------------------------
Deposits                                            32,265          25,144         40,074               0
Other borrowings                                     1,013              55            990             270
                                               -----------------------------------------------------------
   Interest sensitive liabilities                   33,278          25,199         41,064             270
                                               -----------------------------------------------------------

     Interest sensitivity gap                       $3,846        ($11,358)       $21,419         $15,796
                                               ===========================================================
     Cumulative interest sensitivity gap            $3,846         ($7,512)       $13,907         $29,703
                                               ===========================================================
     Cumulative interest sensitivity gap as a
        percentage of total interest
        sensitive assets                               3.0%           -5.8%          10.7%           22.9%
                                               ===========================================================
     Cumulative interest sensitive assets
        as a percentage of cumulative
        interest sensitive liabilities               111.6%           87.2%         114.0%          129.8%
                                               ===========================================================

                                                                     December 31, 1996
                                               -----------------------------------------------------------
                                                                   Over 3       Over 1 year
                                                  0 up to 3       up to 12         up to          Over 5
Amounts maturing or repricing:                     months          months         5 years          years
------------------------------                 -----------------------------------------------------------
Investment securities (a)                           $4,826          $4,354        $17,703          $5,747
Loans, net of unearned income                       31,596           9,395         36,790           8,170
Other earning assets                                 4,980               0              0               0
                                               -----------------------------------------------------------
  Interest sensitive assets                         41,402          13,749         54,493          13,917
                                               -----------------------------------------------------------
Deposits                                            26,190          32,219         33,673               0
Other borrowings                                       468           1,571          1,648             453
                                               -----------------------------------------------------------
  Interest sensitive liabilities                    26,658          33,790         35,321             453
                                               -----------------------------------------------------------

     Interest sensitivity gap                      $14,744        ($20,041)       $19,172         $13,464
                                               ===========================================================
     Cumulative interest sensitivity gap           $14,744         ($5,297)       $13,875         $27,339
                                               ===========================================================
     Cumulative interest sensitivity gap as a
        percentage of total interest
        sensitive assets                              11.9%           -4.3%          11.2%           22.1%
                                               ===========================================================
     Cumulative interest sensitive assets
        as a percentage of cumulative
        interest sensitive liabilities               155.3%           91.2%         114.5%          128.4%
                                               ===========================================================

(a) Excludes the effect of SFAS No. 115 "Accounting for Certain Investments in Debt and Equity Securities", consisting of net unrealized gains of $106 in 1997 and $24 in 1996.

Provision for Loan Losses

The general nature of lending results in periodic charge offs, in spite of SNB's continuous loan review process, credit standards, and internal controls. The company's recent charge off history during 1994, 1995 and 1996 was exceptionally good with minimal losses taken. Net losses increased during 1997 to a higher level. The majority of the 1997 losses are attributed to the transition of executive management and efforts to purge weaker credits. SNB incurred net charge offs of $359,939 during 1997, compared to $1,482 during 1996 and $1,147 in 1995. SNB expensed $372,000 in 1997, $257,000 in 1996, and $109,143 in 1995
for loan loss provisions. The reserve for loan losses on December 31, 1997 stood at 1.41% of outstanding net loans, compared to 1.60% and 1.75% at December 31, 1996 and 1995.

The provision for loan losses represents management's determination of the amount necessary to be transferred to the reserve for loan losses to maintain a level which it considers adequate in relation to the risk of future losses inherent in the loan portfolio. It is the Bank's policy to provide for exposure to losses principally through an ongoing loan review process. This review process is undertaken to ascertain any probable losses which must be charged off and to assess the risk characteristics of individually significant loans and of the portfolio in the aggregate. This review takes into consideration the judgments of the responsible lending officers and the Loan Committee of the Bank Board of Directors, and also those of the regulatory agencies that review the loans as part of their regular examination process. During routine examinations of banks, the Office of the Comptroller of the Currency (OCC), from time to time, may require additions to banks' provisions for loan losses and reserves for loan losses if the regulators' credit evaluations differ from those of management.

In addition to ongoing internal loan reviews and risk assessment, management uses other factors to judge the adequacy of the reserve including current economic conditions, loan loss experience, regulatory guidelines and current levels of nonperforming loans. Management believes that the $1,395,188 balance in the reserve for loan losses at December 31, 1997 was adequate to absorb known risks in the loan portfolio. No assurance can be given, however, that adverse economic conditions or other circumstances will not result in increased losses in the company's loan portfolio.

On January 1, 1995, SNB adopted SFAS No. 114 "Accounting by Creditors for Impairment of a Loan" and SFAS No. 118 "Accounting by Creditors for Impairment of a Loan - Income Recognition and Disclosures". Prior years have not been restated to reflect this accounting change. Impaired loans are loans for which principal and interest are unlikely to be collected in accordance with the original loan terms and, generally represent loans delinquent in excess of 90 days which have been placed on nonaccrual status and for which collateral values are less than outstanding principal and interest. Small balance, homogeneous loans are excluded from impaired loans. When a loan becomes impaired, management calculates the impairment based on the present value of expected future cash flows discounted at the loan's effective interest rate. If the loan is collateral dependent, the fair value of the collateral is used to measure the amount of impairment. The amount of impairment and any subsequent changes are recorded as an adjustment to the reserve for loan losses. When management considers a loan, or a portion thereof, as uncollectible, it is charged against the reserve for loan losses.

The following table summarizes loans charged off, recoveries of loans previously charged off and additions to the reserve which have been charged to operating expense for the periods indicated. The company has no lease financing or foreign loans.


TABLE 14
RESERVE FOR LOAN LOSSES                                                               Years Ended December 31
(In Thousands)                                               --------------------------------------------------------------------
                                                               1997           1996           1995             1994         1993
                                                             --------------------------------------------------------------------
Reserve for loan losses at
 beginning of year                                            $1,383          $1,128         $1,020            $743         $862
Loans charged off during the year:
   Commercial, financial and agricultural                        283              73              0              13          365
   Real estate-construction                                        0               0              0               0            0
   Real estate-mortgage                                          137              53              0              10          163
   Loans to individuals                                          178              74             60              54           14
                                                             --------------------------------------------------------------------
Total loans charged off                                          598             200             60              77          542
                                                             --------------------------------------------------------------------

Recoveries during the year of loans
 previously charged off:
   Commercial, financial and agricultural                        203             124             23              11           13
   Real estate-construction                                        0               0              0               0            0
   Real estate-mortgage                                            6              37             18              14            8
   Loans to individuals                                           29              37             18              27           24
                                                             --------------------------------------------------------------------
Total loans recovered                                            238             198             59              52           45
                                                             --------------------------------------------------------------------
Net loans charged off during the year                            360               2              1              25          497
                                                             --------------------------------------------------------------------

Additions to reserve-provision expense                           372             257            109             302          378
                                                             --------------------------------------------------------------------

Reserve for loan losses at end of year                        $1,395          $1,383         $1,128          $1,020         $743
                                                             ====================================================================

Reserve for loan losses to
 year end net loans                                            1.41%           1.60%          1.75%           1.95%        1.81%
                                                             ====================================================================

Ratio of net loans charged off during
 the year to average net loans
 outstanding during the year                                   0.39%           0.00%          0.00%           0.06%        1.38%
                                                             ====================================================================

An allocation of the reserve for loan losses has been made according to the respective amounts deemed necessary to provide for the possibility of incurred losses within the various loan categories. The allocation is based primarily on previous charge off experience adjusted for risk characteristic changes among each category. Additional reserve amounts are allocated by evaluating the loss potential of individual loans that management has considered impaired. The reserve for loan loss allocation is based on subjective judgment and estimates, and therefore is not necessarily indicative of the specific amounts or loan categories in which charge offs may ultimately occur. The adoption of SFAS 114 in 1995 did not have a material effect on the consolidated financial statements and prior years have not been restated. The table below exhibits these allocations for the last five years.


TABLE 15
ALLOCATION OF RESERVE FOR LOAN LOSSES
(In Thousands)                                                                       December 31
                                              ------------------------------------------------------------------------------------
                                                1997                            1996                        1995
                                              ------------------------------------------------------------------------------------
                                               Reserve           % *          Reserve           % *        Reserve          % *
                                              ------------------------------------------------------------------------------------
Balance at end of period applicable to:
  Commercial, financial and agricultural           $425             22%           $630             18%           $358        18%
  Real estate-construction                            0               2              0               3             17          4
  Real estate-mortgage                              331              66            205              69            291         69
  Loans to individuals                              290              10            202              10            181          9
  Unallocated                                       349             -              346             -              281        -
                                              ------------------------------------------------------------------------------------
Total reserve for loan losses                    $1,395            100%         $1,383            100%         $1,128       100%
                                              ====================================================================================

                                                1994                            1993
                                              ----------------------------------------------------------
                                               Reserve           % *          Reserve           % *
                                              ----------------------------------------------------------
Balance at end of period applicable to:
  Commercial, financial and agricultural           $323             19%           $236             24%
  Real estate-construction                           15               4             11               4
  Real estate-mortgage                              263              69            192              64
  Loans to individuals                              163               8            119               8
  Unallocated                                       256             -              185             -
                                              ----------------------------------------------------------
Total reserve for loan losses                    $1,020            100%           $743            100%
                                              ==========================================================

* Loan balance in each category expressed as a percentage of total year-end loans.

Asset Quality

Nonperforming assets consist of nonaccrual loans, loans restructured due to debtors' financial difficulties, and real estate acquired through foreclosure and repossession. Nonaccrual loans are those loans on which recognition of interest income has been discontinued. Restructured loans generally allow for an extension of the original repayment period or a reduction or deferral of interest or principal because of a deterioration in the financial position of the borrower. Loans, whether secured or unsecured, are generally placed on nonaccrual status when principal and/or interest is 90 days or more past due, or sooner if it is known or expected that the collection of all principal and/or interest is unlikely. Any loan past due 90 days or more, if not classified as nonaccrual based on a determination of collectibility, is classified as a past due loan. Other real estate is initially recorded at the lower of cost or estimated market value at the date of acquisition. A provision for estimated losses is recorded when a subsequent decline in value occurs.

Nonperforming assets at December 31, 1996 amounted to approximately $795,000, or 0.59% of total assets, up from approximately $581,000, or 0.54% of total assets at December 31, 1995. The company's history shows significant improvement over recent years in the level of nonperforming assets as a percentage of total assets. These year end ratios have been 0.59% in 1996, 0.54% in 1995, 0.65% in 1994, 1.36% in 1993, 1.45% in 1992, and 4.76% in 1991. Management attributes the improvement to a comprehensive and continuous loan review process, more thorough advance credit analysis, tighter internal controls, a monthly review process by top management to determine the adequacy of the allowance for loan losses and to pinpoint potential problem loans, and the general economic health of the local market area.


TABLE 16
NONPERFORMING ASSETS                                                             December 31
(In thousands)                               -------------------------------------------------------------------------------
                                                        1997            1996            1995           1994            1993
                                             -------------------------------------------------------------------------------
Nonaccrual loans                                        $720            $471            $218           $318            $498
Restructured loans                                         0               0               0              0               0
                                             -------------------------------------------------------------------------------
  Nonperforming loans                                    720             471             218            318             498
90 days past due and
  still accruing loans                                    93             537               0              0               0
                                             -------------------------------------------------------------------------------
  Total                                                 $813          $1,008            $218           $318            $498
                                             ===============================================================================

Nonperforming assets:
 Nonperforming loans (a)                                $720            $471            $218           $318            $498
 Other real estate owned                                 276             324             363            187             399
                                             -------------------------------------------------------------------------------
  Total                                                 $996            $795            $581           $505            $897
                                             ===============================================================================

Nonperforming assets to total loans
  and other real estate                                1.00%           0.91%           0.89%          0.96%           2.16%
                                             ===============================================================================
Reserve for loan losses
  to nonperforming loans                             193.75%         293.63%         517.43%        320.75%         149.20%
                                             ===============================================================================


Year ended December 31, 1997:                  Nonaccrual                       Restructured                     Total
----------------------------                   ----------                       ------------                     -----
Interest at contracted rates (b)                      $69                                 $0                       $69
Interest recorded as income                             0                                  0                         0
                                               ----------                       ------------                     -----
Reduction of interest income
  during 1997                                         $69                                 $0                       $69
                                               ==========                       ============                     =====

(a) Nonperforming loans exclude loans 90 days past due and still accruing.
(b) Interest income that would have been recorded, if the loans had been current and in accordance with their original terms.

At December 31, 1997, there were other loans classified for regulatory purposes as loss, doubtful, substandard, or special mention which are not included in the table above. Management is aware of no such loans not included above which (i) represent or result from trends or uncertainties which management reasonably expects will materially impact future operating results, liquidity, or capital resources, or (ii) represent material credits about which any information causes management to have serious doubts as to the ability of such borrowers to comply with the loan repayment terms.

Noninterest Income

Noninterest income of $1,396,280 in 1997 represented a 26.8% increase from $1,101,491 recorded in 1996. Service charges on deposit accounts were up significantly, increasing by $285,049, or 40.8%, from $985,483 to $700,074. The increase was due to strong growth in core transaction accounts and a significant rise in fees collected for insufficient funds charges. Other services charges, commission and fees rose by $54,038, or 20.6%, spurred mainly from increases in ATM fees from a larger network of machines, credit life insurance commissions and customer check sales to a growing volume of consumer relationships. Increases were partially offset by declines in realized gains on the sale of securities and Small Business Administration (SBA) loans, which tend to be infrequent events. Gains on the sale of Available for Sale securities declined by $21,859, and gains on the sale of SBA loans dropped by $28,212.

Noninterest income in 1996 totaled $1,101,491, up 26.5% from $870,987 in 1995. Over 80% of the increase, or $189,000, is attributed to growth related increases in service charges on deposit accounts, which rose by 36.9% over the previous year. Other increases were realized in mortgage origination fee income, up $25,000, fees related to more ATM locations, up $26,000, and an increase in gains from sales in the securities portfolio, up $21,000. The improvements were partially offset by a loss of data processing servicing income.

Noninterest income of $870,987 in 1995 represented a 16.7% decline from $1,046,122 recorded in 1994. Three major items caused the decline. First, activity in the SBA lending program declined significantly in 1995, resulting in a $148,000 net reduction in gains and service fee income from SBA loans. Second, mortgage origination fee income from real estate loans not retained by the Bank fell by $43,000. Third, no significant gains were recorded during 1995 from the sale of investment securities. Securities gains declined by $20,000 from 1994 to 1995. The reductions were partially offset by continued increases in service charge income on deposit accounts, which grew by $57,000 due to strong balance sheet growth.

Noninterest Expenses

Noninterest expenses were $5,054,798 for the year 1997, up 22.9% from $4,111,698 in 1996. Almost 39% of the increase is attributed to higher costs of salaries and benefits. The Bank has increased staff significantly during 1997 to strengthen and add internal support positions and to staff new branches opened over the past two years. Total salaries and benefits increased by $367,469, or 17.1%. Occupancy costs grew by 24.9%, or $143,423. The increase is attributed to operating and depreciation costs for the new branches and ATM sites, the new off-site data processing and operations center, and the new loan production office in Houston County. An additional charge of $78,861 was taken in expenses related to the relocation of the Shurling Drive office in northeast Macon. All other operating overhead increased by $353,347, or 25.4%. Most increases were growth and volume-related. Higher costs were experienced in supporting the new mainframe software and ATM network and in legal and loan collection fees. Increases were partially offset by lower advertising and business development expenses, correspondent bank charges and controls in printing and supplies costs.

Noninterest expenses were $4,111,698 for the year 1996, up 31.8% from $3,120,822 in 1995. Almost 66% of the increase is attributed to higher costs of salaries and benefits. The Bank increased staff to carry out executive management succession plans, to staff an infrastructure for the growing organization, and to staff the growing number of physical locations. Salaries and benefits increased by $656,000, or 44.1%. Occupancy costs rose by $168,000, or 41.4%, due to a full year of expenses for operating the Bank's four full service offices. All other overhead expenses increased by $171,000, or 14.0%, due principally to volume and growth related increases. Overhead pressures were partially alleviated by reductions in the cost of FDIC deposit insurance premiums and lower internal data processing costs.

Noninterest expenses in 1995 were $3,120,822, up 12.2% over 1994 noninterest expenses of $2,781,589. The size of the average balance sheet grew by 31.1% while general overhead costs were held to a lesser 12.0% increase. Salaries and benefits expense increased by $143,000, or 10.7%, due to staffing level increases made to accommodate Bank growth and the new Shurling Drive branch office. Occupancy costs rose by $89,000, or 28.1%, due to costs of the new branch location and increased depreciation and maintenance on new data processing, proof and imaging equipment. All other overhead costs were up by $102,000, or 9.1%. Major increases were in advertising costs and stationery and supplies needed to introduce new technologies. Higher costs were partially offset by reductions in FDIC deposit insurance and lower outside professional fees.

Income Taxes

Federal and state income tax expense in 1997 amounted to $785,344, or an effective rate of 30.3%, on the year's pre-tax earnings. Federal income tax expense in 1996 was $686,813, equating to a 29.5% effective tax rate. This effective rate is up slightly from 28.7%, or $560,804, in 1995. The principal item reducing the effective tax rate below federal statutory tax rates of 34.0% has been the level of tax exempt interest income on municipal securities for all years shown. See Note 8 to SNB's consolidated financial statements for a detailed analysis of income taxes.

Inflation

Inflation impacts the financial condition and operating results of SNB. However, because most of the assets of the Bank subsidiary are monetary in nature, the effect is less significant compared to other commercial or industrial companies with heavy investments in inventories and fixed assets. Inflation influences the growth of total banking assets, which in turn produces a need for an increased equity capital base to support the growing bank. Inflation also influences interest rates and tends to raise the general level of salaries, operating costs and purchased services. SNB has not attempted to measure the effect of inflation on various types of income and expense due to difficulties in quantifying the impact. Management's awareness of inflationary effects has led to various operational strategies to cope with its impact. The Bank engages in various asset / liability management strategies to control interest rate sensitivity and minimize exposure to interest rate risk. Prices for banking products and services are continually reviewed in relation to current costs, and overhead cost cutting is an ongoing task.

Year 2000

The banking industry relies on the validity of financial information, most of which is generated and maintained by automated data processing systems. Many existing computer programs use only two digits to identify a year in the date field. These programs were designed and developed without considering the impact of the upcoming change in the century. If not corrected, many computer applications could fail or create erroneous results by or at the Year 2000. The Year 2000 issue affects virtually all companies and organizations.

SNB management has formed a Year 2000 Operating Committee which is charged with administering the phases of awareness, assessment, renovation, validation and implementation which are required to ensure Year 2000 compliance throughout the organization in a timely manner. The Year 2000 Operating Committee meets on a weekly basis, reports quarterly to the Board EDP Steering Committee. The EDP Steering Committee minutes are then reviewed by the full Board of Directors.

The Year 2000 Operating Committee is in the assessment phase of its work. All information and environmental systems have been examined by external technical support. The Committee has contacted all vendors and suppliers. Due to the relative modernity of the Bank's data processing systems and equipment, and based on data collected to date from external sources, management is of the opinion that the costs of becoming Year 2000 compliant in a timely manner will not have a material adverse impact on the operating results or financial condition of the company.